EXHIBIT H

          PROPOSED FORM OF FEDERAL REGISTER NOTICE


          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-     )
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          Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          May   , 1999
              --

               Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

               Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their
          views in writing by               , 1999 to the Secretary,
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          Securities and Exchange Commission, Washington, D.C. 20549, and
          serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or
          order issued in the matter.  After              , 1999, the
                                             -------------
          application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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          NEW CENTURY ENERGIES, INC., et al. (70-[    ])
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               New Century Energies, Inc. ("NCE") and its wholly-owned
          non-utility subsidiary, NC Enterprises, Inc. ("Enterprises"), 1225 17th Street, Denver, Colorado 80202-5533, have filed an application or declaration pursuant to Sections 9 and 10 of the Act and Rule 54 thereunder. Enterprises, through a new wholly-owned subsidiary to be named New Century O&M Services, Inc. ("NCO&M"), or one or more additional subsidiaries of either Enterprises or NCO&M, is requesting authority to bid on and acquire facilities, systems and related equipment, tools and inventories owned by the federal government on military enclaves which are used exclusively in connection with the delivery and distribution of electricity, natural gas, water (including potable water and hot and chilled water), steam and other energy products and to collect, treat, process and dispose of solid and liquid wastes (collectively, "Military Base Assets"). NCO&M proposes to bid on such assets when offered for sale by the federal government pursuant to the U.S. Department of Defense's congressionally-mandated privatization efforts,1 and, if successful in acquiring such Military Base Assets, to operate, maintain, and make capital improvements to such assets.

               NCO&M requests authorization to invest up to $150 million (the "Investment Limitation") in Military Base Assets in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"). Such Military Base Assets may be acquired for cash or pursuant to the terms of long-term services agreements entered into with the Department of Defense (or a military department thereof) under which NCO&M may agree to credit some or all of the stated purchase price for any Military Base Assets against future payments for essential services provided by NCO&M. Initially, NCO&M proposes to bid on and, if successful, acquire certain facilities, as more particularly described below, that are located at the U.S. Department of the Army s Fort Carson Post, which is located near Colorado Springs, Colorado. The applicants request that the Commission reserve jurisdiction over the acquisition of any additional Military Base Assets by NCO&M pending completion of the record in this proceeding. The applicants undertake to file a post-effective amendment in this proceeding describing other Military Base Assets that NCO&M may seek to acquire in the future.

               The applicants that NCO&M intends to submit a bid in response to a request for proposals by the U.S. Department of the Army to acquire the electrical and natural gas distribution facilities that are located at the Fort Carson Post, located just outside Colorado Springs, about 60 miles south of Denver.2 The Fort Carson Post covers an area of more than 137,000 acres and includes approximately 1,860 buildings. The total daytime population of the base (active duty military personnel, their dependents and civilian workers) is estimated at 25,000. The electrical distribution system on the base is served through two substations with roughly 129 circuit miles of overhead primary distribution, approximately 18 circuit miles of underground primary distribution, and approximately 2300 street lights. The natural gas distribution system serves approximately 1,300 buildings throughout the base. It consists of approximately 306,214 feet of pipe ranging from 3/4" to 10" diameter, and includes associated metering and pressure reduction facilities.

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          1.   The current military base privatization efforts by the
          Department of Defense are in response to legislation, 10 U.S.C.A.
          Section 2688 (1998), in which Congress granted the Secretary of a military department the authority to sell electric, gas, water and other military base distribution systems to private parties with a view to achieving cost reductions in essential services on military bases and a significant improvement and upgrading of such systems by qualified parties more experienced in the ownership, operation, and improvement of such facilities.

          2. The Department of the Army also invited proposals for the purchase of the water system at the Fort Carson Post. NCO&M's bid does not cover the water system.

               If successful, NCO&M will enter into a services agreement with the federal government having a minimum term of ten years pursuant to which NCO&M would provide natural gas and electric distribution services on the Fort Carson Post. As a part of the agreement, NCO&M would agree to provide all necessary labor, materials, tools and equipment necessary to operate, maintain, repair, upgrade and improve the distribution systems. NCO&M would not be able to sell the distribution systems without first offering the federal government the option to repurchase them. NCO&M may not use the systems to serve customers outside the Fort Carson Post without the permission of the federal government.

               NCE and, to the extent not exempt pursuant to Rules 52 and/or 45(b), as applicable, Enterprises and NCO&M, will issue debt and equity securities and guarantees for the purpose of financing the acquisition and operation of any Military Base Assets in accordance with the authority granted by the Commission's order of April 7, 1999 in File No. 70-9397 (Holding Company Act Release No. 27000).

               It is stated that NCO&M may utilize subcontractors to the extent necessary to assist its permanent workforce of approximately nine employees at the Fort Carson Post. NCO&M will also purchase administrative and management services from New Century Services, Inc. pursuant to the standard NCE system Services Agreement. NCO&M also intends to enter into a support services agreement with Public Service Company of Colorado ("PSCo"), a public-utility subsidiary of NCE, pursuant to which NCO&M may request PSCo to provide personnel and other resources as are needed, from time to time, to assist in such areas as making physical inspections and surveys of the Fort Carson distribution systems and maintenance, repair and improvement activities. NCO&M will utilize a standard work order procedure to request support services from PSCo. PSCo will be reimbursed promptly for its costs incurred in connection with rendering any services to NCO&M or its subsidiaries. PSCo will utilize cost accounting procedures designed to identify promptly all direct and indirect costs, including overheads, which are applicable to the work being performed by or with PSCo personnel, material or other assets. It is stated that all transactions between NCO&M and PSCo will be performed at cost in compliance with Section 13 of the Act and Rules 90 and 91. Finally, NCO&M will indemnify and hold PSCo harmless against all claims or liabilities that may be incurred in connection with providing any services to NCO&M.

               The applicants state that the acquisition of electric or gas distribution facilities that are located on a military reservation and which are used exclusively for the purpose of rendering service to the federal government should, for purposes of Sections 9(a) and 10 of the Act, be deemed to be an acquisition of an interest in an "other" (i.e., non-utility) business, rather than of utility assets, and that NCO&M should not be deemed to be an "electric utility company" or a "gas utility company" solely by reason of owning or operating such facilities. In support of this contention, the applicants state that the federal government is exempt from all provisions of the Act pursuant to Section 2(c) of the Act,3 and that the Military Base Assets will continue to be dedicated solely and exclusively to serving the needs of the federal government and will not be used to serve any customers outside a military base. Thus, the applicants assert that the Commission should conclude that NCO&M is entitled to the benefit of the federal government's exemption under Section 2(c), and/or that it will serve as an agent or instrumentality of the federal government within the meaning of
          Section 2(c). The applicants note that the Division of Investment Management recently agreed not to recommend any enforcement action under the Act, including Section 2(a)(3) or
          Section 2(a)(4), against a subsidiary of an exempt holding company which is proposing to bid on and acquire similar assets at a different military installation. See Enron Federal Solutions, Inc., SEC No-Action Letter dated April 8, 1999, 1999 SEC No-Act. LEXIS 414. The facts presented in that letter, it is asserted, are indistinguishable from those presented in the present application or declaration.

               Viewed as a "non-utility" interest, the applicants assert that the ownership and/or operation of Military Base Assets is a business which is incidental and related to NCE's primary electric and gas utility operations and is therefore permitted under the standards of Section 11(b)(1).

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          3.   Section 2(c) of the Act provides that:

               No provision in this title shall apply to, or be deemed to include, the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly-owned, directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.